SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                               DBS Holdings, Inc.
                               ------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   24021M-10-6
                                 --------------
                                 (CUSIP Number)

                                Kevin J. Kinnear
                        Ducker, Montgomery & Lewis, P.C.
                            1500 Broadway, Suite 1500
                             Denver, Colorado 80202
                                 (303) 861-2828
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 22, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d01(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 21 Pages

CUSIP NO.: 24021M-10-6                 13D                    Page 2 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Daniel Steunenberg

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            1,000,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       1,000,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 3 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Eli Stratulat

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            725,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       725,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     725,000(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------
(1) Does not include an additional 125,000 shares beneficially owned that are not a part of the transaction to which this statement relates.

CUSIP NO.: 24021M-10-6                 13D                    Page 4 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   David Steunenberg

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            625,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       625,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     625,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 5 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Madalene Stanley

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 6 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Ken Paul

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 7 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Nelson Stratulet

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 8 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Andy Mooney

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 9 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Jim Nickel

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 10 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Alex Basic

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            500,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       500,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 11 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Irene Hurtubise

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 12 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Gordon Stanley

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            700,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       700,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     700,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 13 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Irma Paul

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 14 of 21 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Chansu Financial, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                13D                    Page 15 of 21 Pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"),of DBS Holdings, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 2M4.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are Daniel Steunenberg, Eli Stratulat, David Steunenberg, Madalene Stanley, Ken Paul, Nelson Stratulat, Andy Mooney, Jim Nickel, Alex Basic, Irene Hurtubise, Gordon Stanley, Irma Paul, and Chansu Financial, Inc. (collectively, the "Reporting Persons").

     Daniel Steunenberg is a citizen of Canada whose business address is A-1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 2M4. Mr. Steunenberg is a self-employed businessperson whose principal business is investing.

     Eli Stratulat is a citizen of Canada whose business address is 21029 36th Avenue, Langley, B.C., Canada V3A 8N5. Mr. Stratulat is a self-employed businessperson whose principal business is investing.

     David Steunenberg is a citizen of Canada whose business address is B-1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 1C4. Mr. Steunenberg is a self-employed businessperson whose principal business is drafting and engineering.

     Madalene Stanley is a citizen of Canada whose address is 208 - 31930 Old Yale Road, Abbotsford, B.C., Canada, V2T 2C7. Ms. Stanley works at home as a homemaker.

     Ken Paul is a citizen of Canada whose business address is 3222 Clearbrook Road, Abbotsford, B.C., Canada V2T 4N7. Mr. Paul is a self-employed businessperson whose principal business is advertising sales.

     Nelson Stratulat is a citizen of Canada whose business address is 31556 Old
     Yale  Road,  Abbotsford,   B.C.,  Canada,  V2T  2B3.  Mr.  Stratulat  is  a
     self-employed businessperson whose principal business is construction.

     Andy Mooney is a citizen of Canada whose business address is 5510 Miller Road, Richmond, B.C., Canada V7B 1K4. Mr. Mooney is a pilot with Canadian Airlines, whose principal business is airline transportation.

     Jim Nickel is a citizen of Canada whose business address is 1640 Ross Road. Mr. Nickel is a self-employed businessperson whose principal business is construction.

     Alex Basic is a citizen of Canada whose business address is 1407 Georgia Street E., Vancouver, B.C., Canada, V5L 2A9. Mr. Basic is a draftsman for Geo. Third & Son Fabrication, whose principal business is steel fabrication.

     Irene Hurtubise is a citizen of Canada whose business address is 12930 203rd Street, Maple Ridge, B.C., Canada V2X 4N2. Ms. Hurtubise is an agricultural technician for Pelton Reforestation, whose principal business is forest seedling nursery.

CUSIP NO.: 24021M-10-6                13D                    Page 16 of 21 Pages


     Gordon Stanley is a citizen of Canada whose business address is #2000, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4. Mr. Stanley is an Investor Relations employee of International Wex Technologies, Inc., whose principal business is the research, development, and distribution of pharmaceutical products.

     Irma Paul is a citizen of Canada whose business address is 33071 Railway Ave., Mission, B.C., Canada V2V 1E2. Ms. Paul is a counselor of Union Gospel Mission whose principal business is humanitarian relief and outreach programs.

     Chansu Financial, Inc. is a Canadian corporation at 5272 Upland Dr., Delta, B.C., Canada V4M 2G4, whose principal business is financial investments.

During the last five years, none of the Reporting Persons have:

(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b) been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which it/he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  MATERIAL CHANGE IN THE FACTS SET FORTH IN SCHEDULE 13D

The Reporting Persons and the other parties (the "Purchasers") to the Option Agreement that was the subject of Schedule 13D have terminated that Option Agreement, See Exhibit 1 hereto, "Termination of Option Agreement." As a result of the Termination of Option Agreement, there has not been a change in beneficial ownership of any shares of the Issuer.

CUSIP NO.: 24021M-10-6                13D                    Page 17 of 21 Pages

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Daniel Steunenberg may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 1,000,000 shares, or 9.2%, of the Issuer's Common Stock.

     Eli Stratulat may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 725,000 shares,or 6.6%, of the Issuer's Common Stock.

     David Steunenberg may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 625,000 shares, or 5.7%, of the Issuer's Common Stock.

     Madalene Stanley may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Ken Paul may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Nelson Stratulat may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.

     Andy Mooney may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.

     Jim Nickel may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.

     Alex Basic may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 500,000 shares, or 4.6%, of the Issuer's Common Stock.

     Irene Hurtubise may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Gordon Stanley may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 700,000 shares, or 6.4%, of the Issuer's Common Stock.

     Irma Paul may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Chansu Financial, Inc. may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.


(b) Daniel Steunenberg has sole voting and dispositive power over all 1,000,000 shares of the Issuer's Common Stock owned by him.

     Eli Stratulat has sole voting and dispositive power over all 725,000 shares of the Issuer's Common Stock owned by him.

     David Steunenberg has sole voting and dispositive power over all 625,000 shares of the Issuer's Common Stock owned by him.

CUSIP NO.: 24021M-10-6                13D                    Page 18 of 21 Pages

     Madalene Stanley has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by her.

     Ken Paul has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by him.

     Nelson Stratulat has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by him.

     Andy Mooney has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by him.

     Jim Nickel has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by him.

     Alex Basic has sole voting and dispositive power over all 500,000 shares of the Issuer's Common Stock owned by him.

     Irene Hurtubise has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by her.

     Gordon Stanley has sole voting and dispositive power over all 700,000 shares of the Issuer's Common Stock owned by him.

     Irma Paul has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by her.

     Chansu Financial, Inc. has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by it.

(c) Except for the granting and termination of the options that are the subject of Schedule 13D, none of the Reporting Persons have been involved in any transactions related to the shares of the Issuer's common stock owned by the Reporting Persons that were effected in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock that are the subject of this Schedule 13D.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have entered into that certain Termination of Option Agreement by and between the Reporting Persons and the Purchasers, which Termination of Option Agreement is attached hereto as Exhibit 1. Pursuant to that Termination of Option Agreement, the Reporting Persons have terminated ab initio the options granted to the Purchasers to acquire 9,750,000 shares, or 89.3%, of Issuer's Common Stock beneficially owned by the Reporting Persons, and the Reporting Persons continue to own such shares of Issuer's Common Stock.

CUSIP NO.: 24021M-10-6                13D                    Page 19 of 21 Pages

Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement to the joint filing of this amendment, which agreement is attached to Schedule 13D as Exhibit 2 and is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS.

There is filed herewith as Exhibit 1 a written agreement relating to the termination of the options described in Items 3 and 5, above.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2001      /s/ Daniel Steunenberg
                              --------------------------------------------------
                              Daniel Steunenberg
                              Attorney-in-fact for Reporting Persons

CUSIP NO.: 24021M-10-6                 13D                   Page 20 of 21 Pages


                                    EXHIBIT 1

                         TERMINATION OF OPTION AGREEMENT
                               DBS HOLDINGS, INC.


         The Purchase and the Shareholders entered into an Option Agreement, as amended, under certain terms and conditions under which certain shareholders ("Shareholders") listed on Exhibit A of such Option Agreement in respect to DBS Holdings, Inc. (the "Corporation"), agreed with an undefined group of investors and shareholders of M-I Vascular Innovations Inc. ("M-I") (such investors and M-I shareholders being referred therein collectively as "Purchasers"), represented by Heath Ellingham, to sell to the Purchasers shares of the Corporation owned by such Shareholders.

         The parties agree that such Option Agreement was made in error and by misunderstanding and the parties have been unable to define the group of investors or shareholders of M-I and the Shareholders, with the consent of Heath Ellingham, have agreed to negotiate new separate agreements with shareholders and associates of M-I in order to effect the actual intent of the Shareholders, which was to stimulate and cause a merger of the business of M-I and the Corporation by causing an offer to acquire control of M-I to be contracted.

         Wherefore for valuable consideration, the receipt and adequacy of which is acknowledged, the parties hereto agree to terminate the Option Agreement ab initio and agree that such is of no force or effect and has not been of force or effect.

         The Shareholders warrant to negotiate in good faith and thereby enter into a subsequent agreement with shareholders (in particular under the direction or approval of Alan Lindsay) or M-I, and other persons approved by them, for the purchase of the Common Shares for the same number of Common Shares (which shall constitute the same percentage of the Corporation) and the same purchase price to which the $100,000US already paid will be applied.


SHAREHOLDERS                              PURCHASERS:


By: /s/ Daniel Steunenberg                By: /s/ Heath Ellingham
   ------------------------------            -----------------------------------
    Daniel Steunenberg                        Heath Ellingham
    Attorney-in-fact

CUSIP NO.: 24021M-10-6                 13D                   Page 21 of 21 Pages


                                    EXHIBIT 2

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13d-1(k)
                                     OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


         Daniel Steunenberg, Eli Stratulat, David Steunenberg, Madalene Stanley, Ken Paul, Nelson Stratulat, Andy Mooney, Jim Nickel, Alex Basic, Irene Hurtubise, Gordon Stanley, Irma Paul, and Chansu Financial, Inc., each hereby agrees that this Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $0.001 par value per share, of DBS Holdings, Inc. is filed jointly on behalf of such persons.

Dated: January 2, 2001


                                          /s/ Daniel Steunenberg
                                          --------------------------------------
                                          Daniel Steunenberg
                                          Attorney-in-fact for Reporting Persons